FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549



                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2003


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                 (Translation of registrant's name into English)

                                   Cedar House
                                 41 Cedar Avenue
                                  Hamilton HMEX
                                     Bermuda
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                             Form 20-F  X      Form 40-F
                                      -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes         No X
                                    ---        ---

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein as Exhibit 1 is a Letter from the Chairman of the Board of Nordic American Tanker Shipping Limited (the "Company"), dated April 29, 2003, as Exhibit 2 is the Company's Notice of Annual Meeting to be held on May 30, 2003 (the "Annual Meeting") and as Exhibit 3 is the Company's Proxy Statement related to the Annual Meeting.

ADDITIONAL INFORMATION

     BP p.l.c. files annual reports on Form 20-F (File No. 1-6262) and periodic reports on Form 6-K with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

                                                                    Exhibit 1
                                                                    ---------

                                     [LOGO]
                                 Nordic American
                            Tanker Shipping Limited


                                                     April 29, 2003


                             TO THE SHAREHOLDERS OF
                     NORDIC AMERICAN TANKER SHIPPING LIMITED


     Enclosed is a Notice of the Annual General Meeting of Shareholders ("Notice") of Nordic American Tanker Shipping Limited (the "Company") which will be held at the office of the Company at Cedar House, 41 Cedar Avenue, Hamilton HM EX, Bermuda on May 30, 2003, at 10:30 a.m., Bermuda time, and related materials.

     At this Annual General Meeting (the "Meeting"), the shareholders of the Company will consider and vote upon proposals:

1. To elect a total of 5 directors to serve until the next Annual General Meeting of the shareholders ("Proposal One");

2. To approve the novation from Ugland Nordic Shipping ASA, the Manager of the Company (the "Manager"), of the management agreement for the Company to Scandic American Shipping Ltd., and to make related changes to the Bye-Laws ("Proposal Two");

3. To ratify and approve the appointment of Deloitte & Touche as the Company's independent auditors for the fiscal year ending December 31, 2003 ("Proposal Three"); and

4. To transact other such business as may properly come before the meeting or any adjournment or postponement thereof.

     Adoption of Proposals One and Three requires the affirmative vote of a majority of the holders of the Common Shares present and voting at the Meeting. Adoption of Proposal Two requires the affirmative vote of not less than two-thirds of the Company's issued and outstanding Common Shares.

     The Board of Directors has fixed the close of business on April 14, 2003, as the record date for determination of the shareholders entitled to receive notice and vote at the Meeting or any adjournment or postponement thereof.

     The Manager, which owns approximately 10.31% of the Company's common shares, has indicated that it will vote in favor of each of the proposals.

     You are cordially invited to attend the Meeting in person. Whether or not you plan to attend the Meeting, please sign, date and return as soon as possible the enclosed proxy in the enclosed stamped, self-addressed envelope. If you attend the Meeting, you may revoke your proxy and vote your shares in person.

     WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.

      ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

                                          Very truly yours,




                                          Herbjorn Hansson
                                          Chairman and Chief Executive Officer

                                                                   Exhibit 2
                                                                   ---------
                                     [LOGO]
                                 Nordic American
                             Tanker Shipping Limited


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                                  MAY 30, 2003


     NOTICE IS HEREBY given that the Annual General Meeting of the shareholders of Nordic American Tanker Shipping Limited (the "Company") will be held on May 30, 2003, at 10:30 a.m., Bermuda time, at the office of the Company at Cedar House, 41 Cedar Avenue, Hamilton HM EX, Bermuda, for the following purposes, of which items 1., 2. and 3. are more completely set forth in the accompanying Proxy Statement:

          1. To elect a total of 5 directors to serve until the next Annual General Meeting of the shareholders;

          2. To approve the novation from Ugland Nordic Shipping ASA, the Manager of the Company (the "Manager"), of the management agreement for the Company, to Scandic American Shipping Ltd., and to approve related changes to the Bye-Laws;

          3. To ratify and approve the appointment of Deloitte & Touche as the Company's independent auditors for the fiscal year ending December 31, 2003;

          4. To lay before the shareholders the Company's audited financial statements for the year ended December 31, 2002; and

          5. To transact other such business as may properly come before the meeting or any adjournment thereof.

     The Board of Directors has fixed the close of business on April 14, 2003, as the record date for the determination of the shareholders entitled to receive notice and to vote at the Annual General Meeting or any adjournment or postponement thereof.

     WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL GENERAL MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

     IF YOU ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON.

                                    By Order Of The Board Of Directors


                                    Peter Bubenzer
                                    Secretary

April 29, 2003
Hamilton, Bermuda

                                                                  Exhibit 3
                                                                  ---------


                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                   CEDAR HOUSE
                                 41 CEDAR AVENUE
                             HAMILTON HM EX, BERMUDA

                             ----------------------

                                 PROXY STATEMENT
                                       FOR
                     ANNUAL GENERAL MEETING OF SHAREHOLDERS
                           TO BE HELD ON MAY 30, 2003

                            ------------------------


                 INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL
-------

     The enclosed proxy is solicited on behalf of the Board of Directors (the "Board" or the "Directors") of Nordic American Tanker Shipping Limited, a Bermuda company (the "Company"), for use at the Annual General Meeting of Shareholders to be held at the office of the Company at Cedar House, 41 Cedar Avenue, Hamilton HM EX, Bermuda, on May 30, 2003, at 10:30 a.m., Bermuda time, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual General Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the General Meeting on or about April 29, 2003.

VOTING RIGHTS AND OUTSTANDING SHARES
------------------------------------

     On April 14, 2003 (the "Record Date"), the Company had outstanding 9,706,606 common shares, par value $0.01 per share ("Common Shares"). Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Common Share then held. One or more shareholders representing at least one third of the total voting rights of the Company present in person or by proxy at the Meeting shall be a quorum for the purposes of the Meeting. The Common Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted for the proposals set forth on the Notice of Annual General Meeting of Shareholders.

     The Common Shares are listed on the American Stock Exchange ("AMEX") under the symbol "NAT" and on the Oslo Stock Exchange ("OSE") under the symbol "NAT."

REVOCABILITY OF PROXIES
-----------------------

     A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at the Company's registered office, Cedar House, 41 Cedar Avenue, Hamilton HM EX, Bermuda, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

                                  PROPOSAL ONE

                              ELECTION OF DIRECTORS

     The Company currently has six directors. As provided in the Company's Bye-Laws, each Director is elected at each Annual General Meeting of shareholders and shall hold office until his successor is elected or appointed or until his earlier resignation or removal. As Axel Stove Lorentzen has decided to retire from the Board effective at the meeting, the Board of Directors has nominated the five persons listed below, all of whom are current members of the Board, for election as directors of the Company.

     Set forth below is information concerning each nominee for director.

     Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following five nominees. It is expected that each of these nominees will be able to serve, but if before the election it develops that any of the nominees are unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee or nominees as the current Board of Directors may recommend.

            Nominees For Election To The Company's Board Of Directors
            ---------------------------------------------------------

Information concerning the nominees for directors of the Company is set forth below:

      Name                              Age    Position
      ----                              ---    --------

      Herbj0rn Hansson                  55     Director, Chairman and President
      Tharald Br0vig                    60     Director
      Hon. Sir David Gibbons            75     Director
      George C. Lodge                   75     Director
      Andreas Ove Ugland                48     Director

     Herbjorn Hansson has been President and Chief Executive Officer of the Company and of the Company's manager, Ugland Nordic Shipping ASA (the "Manager"), since July 1995 and September 1993, respectively, and has served as a director of the Manager, since its organization in June 1989 and as a director of the Company since July 1995. Mr. Hansson formerly served as the Chairman of the Board of the Manager from June 1989 to September 1993. Mr. Hansson has been involved in various aspects of the shipping industry and international finance since the early 1970s, including serving as Chief Economist of Intertanko, the International Association of Tanker Owners and independent operators, from 1975-1980. He was an officer of the Anders Jahre/Kosmos Group from 1980 to 1989, serving as Chief Financial Officer from 1983 to 1988. Mr. Hansson is a major shareholder and Deputy Chairman of Scandic American Shipping Ltd. ("Scandic") to which it is proposed that the management agreement for the Company be novated (see Proposal Two).

     Tharald Brovig has been a director of the Company since July 1995 and has been a director of the Manager since its organization in June 1989.

     Sir David Gibbons has been a director of the Company since September 1995. Sir David served as the Prime Minister of Bermuda from August 1977 to January 1982. Sir David has served as Chairman of The Bank of N.T. Butterfield and Son Limited since 1986 and as Chief Executive Officer of Edmund Gibbons Ltd. since 1954.

     George C. Lodge has been a director of the Company since September 1995. Professor Lodge has been a member of the Harvard Business School faculty since 1963. He was named associate professor of business administration at Harvard in 1968 and received tenure in 1972.

     Andreas Ove Ugland has been a director of the Company since February 1997. Mr. Ugland has also served as director and Chairman of: Ugland International Holding Plc, a shipping/transport company listed on the London Stock Exchange, Andreas Ugland & Sons AS, Grimstad, Norway, H0egh Ugland Autoliners AS, Oslo and Buld Associates Inc., Bermuda. Mr. Ugland has had his whole career in shipping in the Ugland family owned shipping group. Mr. Ugland is controlling shareholder and Chairman of Scandic.

     Required Vote. Approval of Proposal One will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote in the election.

     Audit Committee. In accordance with the rules of the AMEX, the Company's Board of Directors has established an Audit Committee, consisting of two independent directors. The members of the Audit Committee are Messrs. Lodge and Lorentzen. The Board of Directors intends to appoint an independent director to fill the vacancy to be created by Mr. Lorentzen's retirement.

     Officers. Mr. Hansson serves as the Company's President. Niels Erik Feilberg, who is also the Manager's Chief Financial Officer, serves as the Company's Treasurer. Mr. Feilberg is expected to retire as the Company's Treasurer effective at the Meeting, and the Board is expected to seek a replacement for him. Peter Bubenzer, who is Managing Partner of the Company's Bermuda law firm, Appleby, Spurling & Kempe, serves as the Company's Secretary. Mr. Bubenzer is also a director and Secretary of Scandic.

     THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF ALL SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

                                  PROPOSAL TWO

                        NOVATION OF MANAGEMENT AGREEMENT
                        TO SCANDIC AMERICAN SHIPPING LTD.


     Since the Company's inception, Ugland Nordic Shipping ASA (formerly known as Nordic American Shipping A/S) has served as the Manager of the Company. The Manager's rights and duties are set forth in a Management Agreement with the Company, dated September 19, 1995 (the "Management Agreement"). The Manager is currently a wholly-owned subsidiary of Teekay Shipping Corp. ("Teekay"), a New York Stock Exchange listed owner and operator of Aframax tankers. Following its acquisition by Teekay, the Manager has determined that providing management services for third parties is not part of its core business. Accordingly, the Manager proposes to novate the Management Agreement to Scandic. As part of the novation, the Company and the Manager will mutually waive and release each other from any rights, claims or obligations under the Management Agreement.

                         Description of Manager's Duties
                         -------------------------------

     In exchange for an annual fee from the Company in the amount of $250,000, the Manager currently provides the following services to the Company subject to the Company's policies as established by the Board:

     o administers compliance by BP Shipping Ltd. ("BP Shipping"), the charterer of the Company's vessels, with the respective charters for the vessels and by BP Shipping's parent, BP p.l.c ("BP"), with its guarantee of the charters;

     o presents , negotiates and settles any claim, demand or petition on behalf of the Company with respect to the vessel charters and charter guarantee;

     o prosecutes or defends other claims arising in connection with the Company's business;

     o provides the services of such officers and other staff of suitable skills and experience from among the members of the staff of the Manager as may be necessary in order to properly perform the Manager's services;

     o provides office equipment and the use of accounting or computing equipment when required and the necessary executive, clerical and secretarial personnel for the performance of the Manager's services;

     o keeps all such books and records of things done and transactions performed on behalf of the Company as the Board may require from time to time, including liaising with the Company's accountants, lawyers and other professionals;

     o from time to time or at any time as requested by the Board, reports to the Board concerning the performance of its services and the performance of BP Shipping and BP, and furnishes advice and recommendations with respect to all aspects of the business affairs of the Company;

     o assists the Company to comply with the requirements of all applicable securities laws, including the Securities Act of 1933 and the Securities Exchange Act of 1934.

     o maintains the Company's general ledger, reconciliation of the Company's bank accounts, preparation of the Company's periodic financial statements, including those required for United States Securities and Exchange Commission ("SEC"), AMEX, OSE, Bermuda and other governmental and regulatory or self-regulatory agency filings, and reports to shareholders, and provides related data processing services; o assists in maintaining records of shareholder ownership and transfer records through the Company's registrar and transfer agent;

     o assists in preparing reports required to be filed with the SEC, AMEX, OSE, and other governmental agencies, including periodic reports on Forms 20-F and 6-K, as well as annual and quarterly reports to shareholders;

     o    assists in obtaining insurance that the Company determines to procure;
          and

     o provides such other services as the Company may request and the Manager may agree to provide from time to time.

     The Management Agreement provides that notwithstanding anything to the contrary, any and all decisions of a material nature shall be reserved to the Company, such decisions including, but not limited to:

     o    purchase and/or sale of a vessel or other asset of a material nature;

     o    chartering in of tonnage for periods exceeding twelve months;

     o employment of any vessel for periods in excess of twelve consecutive months;

     o entry into loans and any and all financial undertakings and commitments connected therewith; and

     o entry into and/or termination or amendments of any contractual relationships.

     The Manager pays on behalf of the Company all of the Company's expenses, whether in connection with the Manager's services and activities or otherwise, including the Company's directors' fees and expenses; provided, however, that the Manager is not liable to pay, and the Company pays from its own funds: (i) all expenses, including attorneys' fees and expenses, incurred on behalf of the Company in connection with (A) any litigation commenced by or against the Company, or (B) any investigation by any governmental, regulatory or self-regulatory authority involving the Company, (ii) all premiums for insurance of any nature, including directors' and officers' liability insurance and general liability insurance, and (iii) brokerage commissions payable by the Company on the gross charter hire received in connection with the BP Shipping charters of the Company's vessels.

     The Manager will have special duties if BP Shipping notifies the Company that it will not extend or renew a charter for one of the vessels (whether or not that charter has been previously extended beyond its initial term). In that case, the Manager is obligated to analyze the alternatives available to the Company for the use or disposition of the related vessel, including the sale of that vessel and the distribution of the proceeds to the Company's shareholders, and to report to the Board with its recommendations and the reasons for those recommendations at least six months before the expiration of the charter(s) in question. The expiration of the initial term of the BP Shipping charters is currently September 30, 2004. BP Shipping has not yet notified the Company of its decision with respect to the charters.

     If directed by the Company's shareholders to sell a vessel, for which BP Shipping has not extended the related charter, the Manager is obligated at the Board's request to solicit bids for the sale of that vessel for presentation to the Board, and to recommend the sale of that vessel to the highest bidder. The Management Agreement provides that the Manager shall receive a 1% sales commission on the net proceeds of such sale. If not directed by the Company's shareholders to sell the vessel, the Manager is obligated to attempt to recharter the vessel on an arms-length basis upon such term as the Manager in its discretion, deems appropriate, subject to the Board's approval. In that case, the Manager will receive a commission equal to 1.25% of the gross freight earned on the rechartering of the vessel in the spot market or from any time or other period charter employment for the vessel. In either such case, the Manager may utilize the services of brokers and lawyers, and enter into such compensation arrangements with them, subject to the Board's approval, as the Manager shall deem appropriate.

     If, upon expiration of a charter, the Company undertakes any operational responsibilities with respect to the related vessel and requests the Manager to perform any such responsibilities, then the Manager and the Company are obligated to attempt to renegotiate the fee and expenses provisions of the Management Agreement. If the parties are unable to reach agreement on such points, either party may terminate the Management Agreement on 30 days' notice to the other party.

                                   Termination
                                   -----------

     In addition to the circumstances set forth above, the Company may terminate the Management Agreement at any time on 30 days' notice for any reason on the affirmative vote of the holders of two-thirds of the Company's outstanding Common Shares;

     Either party may also terminate the Management Agreement for insolvency and non-performance events of default. A full copy of the Management Agreement is annexed to this Proxy Statement as Annex A. A copy of the form of the Novation Agreement among the Manager, Scandic and the Company is annexed as Annex B.

                  Terms of Novation of the Management Agreement
                  ---------------------------------------------

     The Manager will novate the Management Agreement to Scandic for $1.00. All terms and conditions of the Management Agreement, as novated to Scandic, will remain in effect except that the Management Agreement will be amended to provide that it may not be further novated or assigned without the Company's consent and that the Management Agreement, as novated, will inure to benefit the parties' successors and permitted assigns. As part of the novation, the Manager and the Company will mutually waive and release each other from any rights, claims or obligations under the Management Agreement. The Company is aware of no such claims against the Manager.

                                  About Scandic
                                  -------------

     Scandic is a newly-formed Bermuda company, the shareholders of which are Andreas Ove Ugland, a director of the Company, and Herbj0rn Hansson, the Company's Chairman, President and Chief Executive Officer. Scandic is expected to subcontract the performance of some of its services to others, including affiliates of its shareholders, but will remain liable for the performance of them.

                                 Board Approval
                                 --------------

     The Board of Directors of the Company (Messrs. Ugland, Hansson and Br0vig abstaining) has considered and approved the novation to Scandic. Scandic has advised the Company that it has the administrative wherewithal, personnel and relationships to perform its duties under the Management Agreement. If the BP Shipping charters are not renewed, Scandic has advised that it will be able to fulfill the Manager's obligation to recommend a course of action to the Board for presentation to the Company's shareholders.

     The approval by the Company's shareholders of the novation to Scandic is required because the Company's Bye-Laws currently limit the Company's business to, among other things, "performance of the Management Agreement with the Manager" without making provision for a possible novation or assignment by the Manager, even if the Company consents to it. The Bye-Laws otherwise refer to the Company's retention of the Manager without reference to the Manager's successors or assigns. Bye-Law 1 will be amended to change the definition of the Manager to refer to the "The Manager, its successors and permitted assigns", and Bye-Law 90 will be amended to permit the Board to approve a novation or assignment of the Management Agreement on such terms as the Board in its discretion shall specify. The text of the changes to the relevant Bye-Laws is annexed as Annex C.

     The consent of the Company to the novation of the Management Agreement to Scandic will be conditioned on the Company's approval of any future novations or assignments.

     Required Vote. Approval of Proposal Two will require the affirmative vote of not less than two-thirds of the Company's issued and outstanding Common Shares

THE BOARD OF DIRECTORS RECOMMENDS A VOTE IN FAVOR OF THE NOVATION OF THE MANAGEMENT AGREEMENT AND RELATED CHANGES TO THE BYE-LAWS. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS INDICATED.

                                 PROPOSAL THREE

                   RATIFICATION AND APPROVAL OF APPOINTMENT OF
                              INDEPENDENT AUDITORS

     The Board is submitting for ratification and approval at the Meeting the selection of Deloitte & Touche as the Company's independent auditors for the fiscal year 2003. The Board will also lay before the Meeting the Company's audited financial statements for the year ended December 31, 2003. These financial statements are being distributed to shareholders as part of the Company's 2002 Annual Report.

     Deloitte & Touche has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.

     All services rendered by the independent auditors are subject to review by the Audit Committee.

     Required Vote. Approval of Proposal Three will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote in the election.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION AND APPROVAL OF THE APPOINTMENT OF DELOITTE & TOUCHE AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE 2003 FISCAL YEAR. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH RATIFICATION AND APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION
------------

     The cost of preparing and soliciting proxies will be borne by the Manager. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, telegraph, or personal contact. The Board of Directors may retain the services of Mellon Investor Services LLC, for soliciting proxies from those entities holding shares in street name.

EFFECT OF ABSTENTIONS
---------------------

     Abstentions will not be counted in determining whether Proposals One or Three have been approved. An absentation will be equivalent to a "no" vote on Proposal Two.

VOTE OF MANAGER
---------------

     The Company has been advised by the Manager, which as of the Record Date owned 1,001,221 Common Shares constituting approximately 10.31% of the Common Shares, that the Manager will vote all its Common Shares in favor of each of the Proposals.

                                  OTHER MATTERS

     No other matters are expected to be presented for action at the Meeting.

                                                By Order of the Directors



                                                Peter Bubenzer
                                                Secretary

April 29, 2003
Hamilton, Bermuda

                                                                      Annex A
                                                                      -------

                              MANAGEMENT AGREEMENT
                              --------------------

     This AGREEMENT is made as of the 19 day of September, 1995 by and between NORDIC AMERICAN TANKER SHIPPING LIMITED, a company organized and existing under the laws of Bermuda (the "Company"), and NORDIC AMERICAN SHIPPING A/S, a company organized and existing under the laws of Norway ("NAS").

                              W I T N E S S E T H:
                               - - - - - - - - - -

     WHEREAS, the Company is intending to engage in the business of acquiring, owning and chartering oil tankers and, in connection therewith, has entered into the Participation Agreement dated September 19, 1995 (the "Participation Agreement") with NAS, BP Shipping Limited ("BPS"), The British Petroleum Company p.l.c. ("British Petroleum")Cooperative Centrale Raiffeisen-Boerenleenbank B.A., "Rabobank Nederland" ("Rabobank") and Silver Island Corporation N.V. ("Silver Island"), in accordance with which the Company has entered into, or will enter into, the Transaction Documents to which it is or will be a party and undertake the transactions set forth therein; and

     WHEREAS, NAS has expertise in the tanker industry and in the financing of Vessels generally; and

     WHEREAS, the Company has requested NAS, and NAS has agreed, to provide services to the Company in connection with the transactions contemplated by the Participation Agreement and the management and administration of the business of the Company.

     NOW, THEREFORE, the parties hereby agree as follows:

          1.   Defined Terms.
               --------------

          Unless otherwise defined herein, all defined terms when used herein shall have the meanings ascribed to them in the Participation Agreement except that, when used herein, the term "Transaction Documents" shall include The UK Finance Leases.

          2.   Services.
               ---------

          2.1. During the term hereof (as provided in Section 3 of this Agreement), NAS shall provide the following services to the Company subject, always, to the objectives and policies of the Company as established from time to time by the Company's Board of Directors (the "Board"):

          (a) the administration of compliance by the Builder, BPS, British Petroleum, Rabobank and Silver Island with the terms and conditions of the relevant Transaction Documents;

          (b) the presentation, negotiation and settlement of any claim, demand or petition on behalf of the Company with respect to any of the Transaction Documents, including, without limitation, the pursuit by the Company of any rights of indemnification or reimbursement under any of the Transaction Documents;

          (c) the prosecution or defense of other claims arising in connection with the business of the Company and the Prospectuses;

          (d) the provision of the services of such officers and other staff of suitable skills and experience from among the members of the staff of NAS as may be necessary in order to properly perform the services referred to herein;

          (e) the provision of office equipment and the use of accounting or computing equipment when required and the necessary executive, clerical and secretarial personnel for the performance of the services set for herein;

          (f) keeping all such books and records of things done and transactions performed on behalf of the Company as the Board may require from time to time, including liaising with the Company's accountants, lawyers and other professionals;

          (g) from time to time or at any time as requested by the Board, reporting to the Board concerning the performance of the foregoing services and the performance of the parties to the Transaction Documents and furnishing advice and recommendations with respect to all aspects of the business affairs of the Company;

          (h) assisting the Company to comply with the requirements of all applicable securities laws, including the Securities Act and the Exchange Act;

          (i) maintenance of the Company's general ledger, reconciliation of the Company's bank accounts, preparation of the Company's periodic financial statements, including those required for SEC, Bermuda and other governmental and regulatory or self-regulatory agency filings and reports to shareholders, and provision of related data processing services;

          (j) assistance in maintaining records of warrant and shareholder ownership and transfer records through an independent registrar and transfer agent;

          (k) assistance in preparation of reports required to be filed with the SEC and other governmental agencies, including periodic reports on Forms 20-F and 6-K, as well as annual and quarterly reports to shareholders;

          (l) oversight of the exercise of the Warrants and the registration by the Company of the Warrant Shares and the Standby Shares;

          (m) assistance in obtaining such insurance which the Company determines to procure; and

          (n) such other services as the Company may request and NAS may agree to provide from time to time.

          2.2. During the term hereof, NAS shall do all in its power to maintain the existing business of the Company and shall at all times and in all respects conform to and comply with the lawful directions, regulations and recommendations made by the Board and in the absence of any specific directions, regulations and recommendations as aforesaid and subject to the terms and conditions of this Agreement shall provide general administrative and advisory services in connection with the management of the business of the Company; provided, however, that the parties recognize that NAS as a publicly traded company conducts its own business and shall not be required to devote itself exclusively to the affairs of the Company but only to such an extent as may be required in order to perform its duties satisfactorily under this Agreement. NAS shall be free to act for and represent any other person, firm, corporation, company or other entity throughout the world without the consent of the Company whether or not the said person, firm, corporation, company or other entity is engaged in business in competition with the Company.

          2.3. Notwithstanding anything to the contrary contained in this Agreement, any and all decisions of a material nature shall be reserved to the Company, such decisions including, but not limited to:

          (a) Purchase and/or sale of a Vessel or other asset of a material nature;

          (b) chartering in of tonnage for periods exceeding twelve months;

          (c) employment of any Vessel for periods in excess of twelve consecutive months;

          (d) entry into loans and any and all financial undertakings and commitments connected therewith; and

          (e) entry into and/or termination or amendments of any contractual relationships.

          3.   Term.
               -----

          The term of this Agreement shall commence on the date hereof and shall terminate on the fourteenth anniversary of the Exercise Date, unless earlier terminated pursuant to Section 6(c) or Section 7 hereof.

          4.   Fees and Expenses.
               ------------------

          (a) In consideration for NAS's providing the services to the Company specified in this Agreement, the Company shall pay NAS a fee (the "Fee") at the annual rate of Two Hundred Fifty Thousand United States Dollars (US$250,000 ) per annum, commencing on the First Closing Date. The Fee for the period from the First Closing Date through September 30, 1997, shall be paid in advance on the First Closing Date. The Fee for the period October 1, 1997 through December 31, 1997, shall be paid on the Second Closing Date. Commencing on January 1, 1998, the Fee shall be paid quarterly in advance, on each January 1, April 1, July 1 and October 1. In addition, in consideration of the NAS's activities on the Company's behalf prior to the date hereof, the Company shall pay to NAS on the First Closing Date a commencement fee in an amount of One Million Eight Hundred Fifty Two Thousand Five Hundred Seventy United States Dollars (US$1,852,570).

          (b) Subject to Section 6 hereof, NAS shall pay on behalf of the Company all of the Company's expenses, whether in connection with the services and activities set forth in Section 2 or otherwise, including the Company's directors' fees and expenses; provided, however, that NAS shall not be liable to pay, and the Company shall pay from its own funds, (i) all expenses, including attorneys' fees and expenses, incurred on behalf of the Company in connection with (A) any litigation commenced by or against the Company, (B) any investigation by any governmental, regulatory or self-regulatory authority involving the Company or the transactions contemplated by the Participation Agreement, (ii) all premiums for insurance of any nature, including directors' and officers' liability insurance and general liability insurance, (iii) all costs in connection with the administration of the exercise of the Warrants (as defined in the Warrant Agreement) and the registration and listing of the Warrant Shares and the Standby Shares, and (iv) brokerage commissions payable by the Company on the gross Charter Hire (as defined in the Charters) received in connection with the Charters.

          (c) In the event that NAS pays any amounts to the Underwriter on behalf of the Underwriter or any person who controls the Underwriter pursuant to Section or Section 11 of the Underwriting Agreement, the Company shall promptly after the Exercise Date pay NAS an amount equal to 120% of such amounts paid by NAS (the "Indemnity Payments"), plus an amount equal to interest at the rate of 12% per annum on any Indemnity Payments outstanding commencing on the date of the first such Indemnity Payment and ending on the date all such Indemnity Payments are paid in full.

          5.   Relationship of the Parties.
               ----------------------------

          (a) the Company acknowledges that NAS shall have no responsibility hereunder, direct or indirect, with regard to the formulation or implementation of the business plans, policies, management or strategies (financial, tax, legal or otherwise) of the Company, all of which are solely the responsibility of the Company. The Company shall set corporate policy independently through its own Board and nothing contained herein shall be construed to relieve the directors or officers of the Company from the performance of their respective duties or to limit the exercise of their powers.

          (b) Without limiting the foregoing, NAS shall have no liability to the Company for errors of judgment or for any act or omission, negligent, tortious or otherwise, unless such act or omission on the part of NAS constitutes negligence or willful misconduct.

          (c) The Company hereby agrees to defend, indemnify and save NAS and its affiliates (other than the Company and any subsidiaries), officers, directors, employees and agents harmless from and against any and all loss, claim, damage, liability, cost or expense, including reasonable attorneys' fees, incurred by NAS or any such affiliates based upon a claim by or liability to a third party arising out of the operation of the Company's business, unless due to the negligence or willful misconduct of NAS or such affiliates. The Company shall have the right, upon notice to NAS, to undertake the defense of NAS by counsel chosen by the Company in connection with any such claim or liability and shall pay the fees and disbursements of such counsel; provided, however, that such counsel is not reasonably objected to by NAS.

          (d) In all activities under this Agreement NAS shall be an independent contractor. Nothing in this Agreement shall be deemed to make NAS, or any of its subsidiaries or employees, the agent, employee, joint venturer or partner of the Company or create in NAS the right or authority to incur any obligation on behalf of the Company or to bind the Company in any way whatsoever, except as may be expressly provided in this Agreement.

          (e) The provisions of Section 4(b) and this Section 5 shall survive any termination of this Agreement.

          6.   Expiration of Charters.
               -----------------------

          (a) In the event that BPS, as charterer under the Charters, shall notify the Company at any time that it will not extend or renew a Charter for a Vessel (whether or not such Charter has been previously extended beyond its initial term), NAS shall analyze the alternatives available to the Company for the use or disposition of such Vessel, including the sale of such Vessel and the distribution of the proceeds to the Company's shareholders, subject to the arrangements contemplated by the U.K. Finance Leases, and shall report to the Board with its recommendations and the reasons for such recommendations at least six (6) months before the expiration of such Charters.

          (b) Subject to the arrangements contemplated by the U.K. Finance Leases, if directed by the Company's shareholders to sell a Vessel, NAS shall, upon the Board's request, solicit bids for the sale of such Vessel for presentation to the Board, and shall recommend the sale of such Vessel to the highest bidder. NAS shall receive a 1% sales commission on the net proceeds of such sale. If not directed by the Company's shareholders to sell the Vessel, NAS shall attempt to recharter the Vessel on an arms-length basis upon such terms as NAS in its discretion, deems appropriate, subject to the Board's approval. NAS shall receive a commission equal to 1.25% of the gross freight earned on the rechartering of the Vessel in the spot market or from any time or other period charter employment for the Vessel. In either such case, NAS may utilize the services of brokers and lawyers, and enter into such compensation arrangements with them, subject to the Board's approval, as NAS shall deem appropriate.

          (c) If, upon expiration of a Charter, the Company undertakes any operational responsibilities with respect to such Vessel and requests NAS to perform any of such responsibilities on the Company's behalf, the parties shall negotiate the terms of such responsibilities and renegotiate the fee and expense provisions set forth in Sections 4(a) and 4(b). If the parties are unable to reach agreement on such points, either party may terminate this Agreement on thirty (30) days' notice to the other party.

          7.   Termination.
               ------------

          In addition to the circumstances set forth in Section 6 hereof, the Company may terminate this Agreement as follows:

          (a) At any time upon thirty (30) days' notice for any reason upon the affirmative vote of the holders of two-thirds of the Company's outstanding Common Shares;

          (b) In the event that:

               (i) NAS commits any material breach of or omits to observe any of the material obligations or undertakings expressed to be assumed by it under this Agreement and, such breach or omission, if capable of remedy, is not remedied to the satisfaction of the Company within thirty (30) days' notice by the Company of such material breach or omission and requiring action to remedy the same; or

               (ii) any material consent, authorization, license or approval of, or registration with or declaration to, governmental or public bodies or authorities or courts required by NAS to authorize, or required by NAS in connection with, the execution, delivery, validity, enforceability of admissibility in evidence of this Agreement or the performance by NAS of its obligations under this Agreement which the Company reasonably considers to be necessary or desirable in order to ensure that the interests of the Company are not prejudiced and the ability of NAS to perform is obligations under this Agreement is not materially affected, is modified in a manner unacceptable to the Company or is not granted or is revoked or terminated or expires and is not renewed or otherwise ceases to be in full force and effect; or

               (iii) NAS takes any action or any legal proceedings are started or other steps taken for (1) NAS to be adjudicated or found bankrupt or insolvent or a petition in bankruptcy to be filed either by or against NAS, (2) the winding-up or dissolution of NAS or (3) the appointment of a liquidator, administrator, examiner, trustee, sequestrator, receiver or similar officer of NAS over the whole or any part of its undertakings, assets, rights or revenues, or any similar event occurs or similar proceeding is taken with respect to NAS in any jurisdiction to which NAS is subject, in which event this Agreement shall be automatically terminated without need for notice on the part of the Company; or

               (iv) it becomes unlawful at any time for NAS to perform all or any of the material covenants or its obligations under this Agreement, or for the Company to exercise the rights vested in it under this Agreement.

          (c) During the one-year period commencing on the date of issuance of any Standby Shares, this Agreement may be terminated immediately for any reason upon the affirmative vote of the holders of a majority of the Company's outstanding Common Shares, provided, however, that NAS shall receive evidence reasonably acceptable to it that Silver Island or another wholly-owned subsidiary of Rabobank is the holder of a majority of the Company's outstanding Common Shares at the time of such vote. Otherwise, the provisions of this
Section 7(c) shall not apply.

          (d) Upon the effective date of termination pursuant to this Section 7, NAS shall promptly terminate its service hereunder as may be required in order to minimize any interruption to the Company's business.

          (e) Upon termination, NAS shall, as promptly as possible, submit a final accounting of funds received and disbursed under this Agreement and any undisbursed funds of the Company in NAS's possession or control will be promptly paid by NAS as directed by the Company.

          (f) Upon termination, the Company shall cease using a logo that resembles the logo used by NAS in its business.

          8.   Rights of NAS and Restrictions on its Authority.
               ------------------------------------------------

          8.1. Notwithstanding the other provisions of this Agreement:

          (a) NAS may act upon any advice, resolutions, requests, instructions, recommendations, direction or information obtained in writing from the Company or any banker, accountant, broker, lawyer or other person acting as agent of or adviser to the Company and NAS shall incur no liability to the Company for anything done or omitted or suffered in good faith in reliance upon such advice, instruction, resolution, recommendation, direction or information made or given by the Company or its agents in the absence of gross negligence or willful misconduct by NAS or its servants and shall not be responsible for any misconduct, mistake, oversight, error or judgment, neglect, default, omission, forgetfulness or want of prudence on the part of any such banker, accountant, broker, lawyer, agent or adviser or other person as aforesaid;

          (b) NAS shall not be under any obligation to carry out any request, resolution, instruction, direction or recommendation of the Company or its agents if the performance thereof is or would be illegal or unlawful;

          (c) NAS shall incur no liability to the Company for doing or failing to do any act or thing which it shall be required to do or perform or forbear from doing or performing by reason of any provision of any present or future law or any regulation or resolution made pursuant thereto or any decision, order or judgment of any court or any lawful request, announcement or similar action of any person or body exercising or purporting to exercise the legitimate authority of any government or of any central or local governmental institution in each case where above entity has jurisdiction.

          8.2. Nothing herein shall affect the exercise of central management and control of the Company by the Board and in particular but without prejudice to the generality of the foregoing, nothing herein shall derogate from the powers and duties of the Board to manage and administer the Company and its business.

          9.   Notices.
               --------

          All notices, consents and other communications hereunder or necessary to exercise any rights granted hereunder, shall be in writing, either by prepaid registered mail or telefax as follows:

          If to the Company:

          Cedar House
          41 Cedar Avenue
          Hamilton HMEX
          Bermuda

          Attn.:  President

          Telefax no.:  (809) 292-8666

          If to NAS:

          Thor Dahls gt. 1-3
          P.O. Box 54
          3201 Sandefjord
          Norway

          Attn.:  Chief Executive Officer

          Telefax no.:  47 (33) 46 88 05

          10.  Entire Agreement, etc.
               ----------------------

          This Agreement embodies the entire agreement and understanding between the parties hereto relating to the management services to be provided by NAS to the Company and may not be amended, waived or discharged except by an instrument in writing executed by the party against whom enforcement of such amendment, waiver or discharge is sought.

          11.  Miscellaneous.
               --------------

          This Agreement shall be construed and enforced in accordance with and governed by the internal laws of the State of New York and the parties submit to the non-exclusive jurisdiction of the federal courts located in the Borough of Manhattan, City of New York, or, if such courts do not have jurisdiction, the state courts located in such Borough, in connection with any claim arising out of this Agreement. This Agreement constitutes the sole understanding and agreement of the parties hereto with respect to the subject matter hereof and supersedes all prior agreements or understandings, written or oral, with respect thereto. The headings of this Agreement are for ease of reference and do not limit or otherwise affect the meaning hereof. All the terms of this Agreement, whether so expressed or not, shall be binding upon the parties hereto and their respective successor and assigns. This Agreement may be signed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          During the term hereof, NAS will not provide services hereunder through, or otherwise cause the Company to have, an office or fixed place of business in the United States, and shall take reasonable steps not to cause income of the Company to be subject to tax in any taxing jurisdiction, including the United States, United Kingdom, Bermuda and Norway.

          12.  Counterparts.
               -------------

          This Agreement may be executed in written counterparts which together shall constitute on instrument.

          IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.

                                NORDIC AMERICAN TANKER
                                SHIPPING LIMITED


                                    By    /s/ Herbjorn Hansson
                                       ----------------------------
                                       Name: Herbjorn Hansson
                                       Title: Chief Executive Officer

                                NORDIC AMERICAN SHIPPING A/S


                                    By    /s/ Herbjorn Hansson
                                       ----------------------------
                                       Name: Herbjorn Hansson
                                       Title: Chief Executive Officer

                                                                     Annex B
                                                                     -------

                               NOVATION AGREEMENT


          This Novation Agreement (this "Novation") is made this day of , 2003, by and among Ugland Nordic Shipping ASA (f/k/a Nordic American Shipping A/S) ("UNS"), Scandic American Shipping Ltd. ("Scandic") and Nordic American Tanker Shipping Limited (the "Company").

          WHEREAS, UNS and the Company are parties to a Management Agreement dated September 19, 1995 (the "Management Agreement"), pursuant to which, inter alia, UNS provides management services to the Company,

          WHEREAS, UNS wishes to novate to Scandic, and Scandic wishes to assume, UNS's rights and obligations under the Management Agreement, and

          WHEREAS, the Company is willing to agree to such novation on the terms and conditions set forth herein.

          NOW, THEREFORE, in consideration of the mutual covenants contained herein, it is hereby agreed as follows:

          1. All rights and obligations of UNS under the Management Agreement are novated to Scandic as of the effectiveness of this Novation. As of the effectiveness of this Novation, Scandic is entitled to all rights, title and interests of UNS under the Management Agreement as if Scandic were named as a party to the Management Agreement in place of UNS.

          2. Accordingly, all references in the Management Agreement to "Nordic American Shipping A/S" and "NAS" shall refer to "Scandic American Shipping Ltd."

          3. UNS and the Company hereby irrevocably, unconditionally and absolutely release and discharge each other as of the effectiveness of this Novation from any and all rights, liabilities, damages, costs and expenses in respect of any matter howsoever arising under the Management Agreement.

          4. UNS and Scandic shall make an accounting as of the effectiveness hereof to each other of their respective allocation of the management fee that the Company has paid to UNS for the current year, and the expenses that UNS has incurred pursuant to the Management Agreement.

          5. UNS acknowledges that all sums owing to it by the Company have been paid in full.

          6. The Management Agreement is hereby amended by inserting the following as Section 12:

               "13. (a) This Agreement, and any rights and obligations of Scandic hereunder, may not be novated or assigned without the prior written consent of the Company,

                    (b) This Agreement shall inure to the benefit of the
               parties' successors and permitted assigns, and"

                    (c) The Manager may in its sole and absolute discretion
               subcontract to or engage others to perform its services hereunder; provided, however, that the Manager shall always remain liable for such performance."

and renumbering Section 12 as Section 13.

          7. Each party hereby represents that the Assignment has been duly authorized by all necessary corporate and shareholder action on its part (subject, in the case of the Company, to approval by the Company's shareholders), and executed by it, and is valid and binding and duly enforceable against it in accordance with its terms, except to the extent enforceability may be limited or affected by bankruptcy, insolvency, reorganization, moratorium, fraudulent convergence and other similar laws and equitable principles now or hereafter in effect and affecting the rights and remedies of creditors generally.

          8. Scandic represents and warrants that it has the personnel, resources and relationships necessary for the fulfillment by it of UNS's obligations under the Management Agreement.

          9. This Novation shall become effective on the approval of the Novation by the Company's shareholders and no rights or obligations shall arise hereunder until such time.

          10. This Novation shall be governed by New York law without regard to the principles of conflicts of laws thereof.

          11. This Novation may be executed in written counterparts which together shall constitute one instrument.

          WHEREFORE, this Novation has been duly executed as of the day and year first set forth above.

                                    UGLAND NORDIC SHIPPING ASA


                                    By: --------------------------------------
                                        Name:
                                        Title:


                                    SCANDIC AMERICAN SHIPPING LTD.


                                    By:---------------------------------------
                                       Name:
                                       Title:


                                    NORDIC AMERICAN TANKER SHIPPING LIMITED


                                    By:----------------------------------------
                                       Name:
                                       Title:

Bye-Law 1.           "In these Bye-Laws unless the context otherwise
                     requires -

                     . . .

                     'Manager' means Nordic American Shipping A/S, a company incorporated in Norway, its successors and permitted assigns."

Bye-Law 90.          "The Board may retain the Manager on the terms set
                     forth in the Management Agreement from time to time to provide services to the Company in connection with the transactions contemplated by the Participation Agreement and the management and administration of the Company, and may approve the novation or assignment of the Management Agreement by the Manager on such terms as the Board in its discretion shall specify."

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                     NORDIC AMERICAN TANKER SHIPPING LIMITED
                                  (registrant)





Dated:  May 5, 2003                 By:  /s/ Herbjorn Hansson
                                         --------------------

                                          Herbjorn Hansson
                                          President and
                                          Chief Executive Officer

01318.0002 #401988